May 13, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Pamela Long

Chris Ronne

Kevin Stertzel

Anne McConnell

RE:                          Brookfield Business Partners L.P.
Registration Statement on Form F-1

File No. 333-207621

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brookfield Business Partners L.P. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) to become effective on May 13, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date. Once the Registration Statement has been declared effective, please orally confirm that event with our legal counsel, Torys LLP, by calling Mile T. Kurta at (212) 880-6363

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BROOKFIELD BUSINESS PARTNERS L.P.

by its general partner, 1922859 ALBERTA ULC

/s/ A.J. Silber
A.J. Silber
Director